                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934

                              MED Diversified, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   26873Q 10 1
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                                 (CUSIP Number)


                                 Cary W. Purcell
                           Purcell & Scott Co., L.P.A.
                               6035 Memorial Drive
                                Dublin, OH 43017
                            Telephone: (614) 761-9990
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 27, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits, delivered pursuant to Rule 13d-7.

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  26873Q 10 1
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

         Ayers, LLC
         Donald H. Ayers

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                  (a) [   ]                 (b) [ X ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS:  OO


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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2 (d) OR 2 (e):                         [   ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Ayers, LLC                 State of Ohio
         Donald H. Ayers            State of Florida

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          Number of             7    SOLE VOTING POWER:
            Shares                         Ayers, LLC          16,715,500
                                           Donald H. Ayers        255,000
                                ------------------------------------------------
         Beneficially           8    SHARED VOTING POWER:      0
           Owned by
             Each               ------------------------------------------------
          Reporting             9    SOLE DISPOSITIVE POWER:
                                           Ayers, LLC          16,715,500
                                           Donald H. Ayers        255,000
                                ------------------------------------------------
         Person With            10   SHARED DISPOSITIVE POWER: 0

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CUSIP NO. 26873Q 10 1

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           Ayers, LLC                16,715,500
                           Donald H. Ayers              255,000
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ X ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                           Ayers LLC                 Approximately  12.55%
                           Mr. Ayers                 Approximately  00.19%

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14       TYPE OF REPORTING PERSON:

                           Ayers LLC                 OO
                           Mr. Ayers                 IN

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ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of MED Diversified, Inc., a Nevada corporation (formerly known as e-MedSoft.com, Inc. and referred to herein as "MED Diversified" or "Issuer"). The principal executive offices of MED Diversified are located at 200 Brickstone Square, Suite 403, Andover, Massachusetts 01810.


ITEM 2.  IDENTITY AND BACKGROUND.

     The reporting persons filing this statement are Ayers, LLC, an Ohio limited liability company ("Ayers LLC") with its principal business and principal office located at 8639 Gavington Court, Dublin, Ohio 43017, and Donald H. Ayers, an individual who resides at 15685 Fiddlesticks Boulevard, Ft. Myers, Florida 33912 ("Mr. Ayers"). Ayers LLC is primarily a holding company for various investments.

     Ayers LLC is managed by Mr. Ayers, the sole trustee of the trust which is the sole member of Ayers LLC. Mr. Ayers' business address is 6051 Memorial Drive, Dublin, Ohio 43017.
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CUSIP NO. 26873Q 10 1


     To the best of Ayers LLC's and Mr. Ayer's knowledge, neither Ayers LLC, nor Mr. Ayers nor the trust which is the sole member of Ayers LLC is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). Mr. Ayers is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Donald H. Ayers, the sole trustee of the trust which is the sole member of Ayers LLC, designated Ayers LLC as the recipient of 500,000 shares of Common Stock distributable to Mr. Ayers from the holdings of Healthcare Capital, LLC, a Nevada limited liability company formerly known as Intercontinental Investment Associates, Ltd. ("Healthcare Capital"), of which Mr. Ayers is also a member. That distribution was made in 2000. Mr. Ayers also designated Ayers LLC as the recipient of 912,500 shares of Common Stock distributed in September 2001 from the holdings of Healthcare Capital, LLC.

     On August 6, 2001, Ayers LLC received a warrant to purchase 4,356,000 shares of Common Stock at $4.00 per share. The warrant was received as additional consideration in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The warrant is exercisable for 20% of the shares commencing August 6, 2002, for 40% of the shares commencing August 6, 2003, 60% of the shares commencing August 6, 2004, 80% of the shares commencing August 6, 2005, and 100% of the shares on August 6, 2006. It is currently intended that this warrant, and three other identical warrants held by others, will be transferred to National Century Financial Enterprises, Inc. in the near future and then reissued to the shareholders of National Century Financial Enterprises, Inc. or their designees in proportion to their interests in National Century Financial Enterprises, Inc. It is anticipated that upon such transfer, Ayers LLC will be the designated recipient of warrants to purchase approximately 3,460,000 shares of Common Stock. On August 6, 2001, Ayers LLC received 108,900 shares of Convertible Preferred Stock of Issuer. These shares were also acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The Convertible Preferred Stock was converted on December 27, 2001 upon shareholder approval of the authorization of additional shares of Common Stock into which the Convertible Preferred Stock would be converted. Every one (1) share of Convertible Preferred Stock was converted into one hundred (100) shares of Common Stock. Ayers LLC's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock on December 27, 2001 as the result of a shareholder vote of MED Diversified authorizing the issuance of such Common Stock.

     On or before July 1, 2000, Mr. Ayers used his personal funds to acquire 5,000 shares of Common Stock in open market transactions at the then prevailing market price and Mr. Ayers owns a 50% interest in a limited liability company that owns 400,000 shares of Common Stock but Mr. Ayers has no control over the voting or disposition of such shares.

     Additionally, Mr. Ayers made a $750,000 loan to the Issuer on March 19, 1999 (the "Loan"). At that time, and in consideration for the Loan, one of the Issuer's primary shareholders, Sanga e-Health LLC transferred to Mr. Ayers 1,000,000 shares of Common Stock

CUSIP NO. 26873Q 10 1


in the Issuer. As consideration for Mr. Ayers Loan, the Issuer also issued Mr. Ayers a warrant to acquire 250,000 shares of the Issuer's Common Stock at a price per share equal to the average of the closing bid prices for the shares of Common Stock as reported on the OTC Bulletin Board for the five consecutive days ending on the trading day immediately preceding the closing under the related Loan Agreement ($3.85). Mr. Ayers used his personal funds to make the Loan, which Loan has subsequently been forgiven in exchange for the issuance to Mr. Ayers by the Issuer of a warrant to acquire 150,000 shares of Common Stock through June 14, 2004 for an exercise price of $0.01 per share. The warrant to acquire 150,000 shares of Common Stock was exercised on March 21, 2000 and on April 02, 2000 these shares, together with the 1,000,000 shares of Common Stock Mr. Ayers received from Sanga e-Health LLC, were transferred into an irrevocable trust of which his wife is the sole trustee and beneficiary. That trust has since sold 75,000 shares of Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

     This statement relates to the 16,715,500 shares of Common Stock that are owned by Ayers LLC as a result of the transactions set forth in Item 3 above.

     The purpose of the acquisition of the shares of Common Stock is described in Item 3 above. Ayers LLC has no plans or proposals which would be required to be described pursuant to Item 4 of this Schedule 13D; provided that Ayers LLC is currently contemplating using some of the shares of MED Diversified which it owns to provide security for a line of credit, from a third party, for MED Diversified which line may be used by MED Diversified in connection with an acquisition that has previously been disclosed by MED Diversified.

(a)  Other than as set forth in Item 3 above, not applicable.

(b)  Other than as set forth above or in Items 3, not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Other than as set forth in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.
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CUSIP NO. 26873Q 10 1


(j) Other than described above, neither Mr. Ayers nor Ayers LLC currently have any plan or proposal, or knowledge thereof, that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Ayers LLC may be deemed to be the beneficial owner of 16,715,500 shares of Common Stock. Such Common Stock constitutes approximately 12.55% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock issued as a result of the December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release.

     Of the 16,715,500 shares of Common Stock, which may be deemed to be beneficially owned by Ayers LLC, 1,469,500 are shares issued and outstanding. 4,356,000 of the shares of Common Stock reported represent those Ayers LLC is entitled to receive upon the exercise of a warrant. The remaining 10,890,000 shares of Common Stock reported represent those Ayers LLC was issued as the result of the conversion of its 108,900 shares of Convertible Preferred Stock. Ayers LLC has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock.

     Donald H. Ayers, may be deemed to be the beneficial owner of 255,000 shares of Common Stock. Mr. Ayers individually owns 5,000 shares of Common Stock and a warrant entitling him to purchase 250,000 shares of Common Stock for a period of five (5) years from March 18, 1999 at a per share price equal to $3.85. Such Common Stock constitutes approximately 0.19% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock into which the Convertible Preferred Stock has been converted. Mr. Ayers has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock he owns individually. However, Mr. Ayers is not entitled to any rights as a stockholder of MED Diversified with respect to the warrants. Mr. Ayers also owns a 50% interest in a limited liability company that owns 400,000 shares of Common Stock but Mr. Ayers has no control over the voting or disposition of such shares and, accordingly, disclaims any beneficial ownership thereof. Further, Mr. Ayers is a member of the board of directors of National Century Financial Enterprises, Inc. ("NCFE") that owns 4,990,000 shares of Common Stock of MED Diversified, however, neither Mr. Ayers nor Ayers LLC has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock and Mr. Ayers and Ayers LLC disclaim any beneficial ownership of the shares of MED Diversified Common Stock that were issued to NCFE.

CUSIP NO. 26873Q 10 1


(b) NCFE may be deemed the beneficial owner of 4,990,000 shares of Common Stock of MED Diversified. Such Common Stock constitutes approximately 3.75% of the issued and outstanding shares of MED Diversified as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock issued as a result of the December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. NCFE has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, NCFE disclaims any beneficial ownership of the shares of MED Diversified Common Stock which were issued to Ayers LLC and Mr. Ayers.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in elsewhere in this Schedule 13D, none.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement between Ayers LLC and Mr. Ayers to file a joint statement on this
Schedule 13D.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:
                                    Ayers LLC


                                    /s/ Donald H. Ayers
                                    ------------------------------------
                                    By:
                                    Title:

Date:


                                    /s/ Donald H. Ayers
                                    ------------------------------------
                                    Donald H. Ayers

                                    AGREEMENT


     The undersigned do hereby acknowledge and agree that the form of
Schedule 13 D attached hereto does represent information regarding their collective holdings in MED Diversified, Inc. (formerly known as e-MedSoft.com) and that the Schedule 13D is being filed on behalf of each of the undersigned.





/s/ Donald H. Ayers
-----------------------------                        Date   1-16-02
Donald H. Ayers                                           --------------------



Ayers, LLC

     /s/ Donald H. Ayers
     --------------------------                      Date    1-16-02
By:  Donald H. Ayers                                      --------------------
Its: Manager